UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[✓]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-16191

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company
ATTN: Retirement Benefits Committee
701 North Lilac Drive
P.O. BOX 1452
Minneapolis, Minnesota 55440
(612) 540-1554

Tennant Company
Retirement Savings Plan

Financial Statements
December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Benefits Committee
Tennant Company Retirement Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Tennant Company Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tennant Company Retirement Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of assets (held at end of year) and delinquent participant contributions (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Retirement Benefits Committee
Tennant Company Retirement Savings Plan

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 28, 2016

Tennant Company Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments at fair value:
Registered investment companies	$310,962,241	$267,649,754
Common Collective Trusts	—	54,773,811
Tennant Company common stock	49,480,597	66,310,642
Total investments	360,442,838	388,734,207

Receivables:
Tennant Company contributions	4,114,615	3,658,681
Participants contributions	31,449	—
Notes from participants	6,826,365	6,773,592
Other	71	4
Total receivables	10,972,500	10,432,277
Total assets	371,415,338	399,166,484

Liabilities:
Fees payable	—	(6,169)
Net assets available for benefits	$371,415,338	$399,160,315
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions to Net Assets Available for Benefits Attributed to:
Investment loss:
Net depreciation in fair value of investments	$(25,065,777)
Dividends and interest	9,149,374
Dividends — Tennant Company common stock	730,453
Other	14
Net investment loss	(15,185,936)

Interest income from notes receivable from participants	343,712

Contributions:
Participant	11,962,810
Rollovers	944,214
Tennant Company (employer)	8,151,936
Total contributions	21,058,960
Total additions	6,216,736

Deductions From Net Assets Available for Benefits Attributed to:
Distributions to participants	33,528,438
Administrative expense	433,275
Total deductions	33,961,713

Net decrease	(27,744,977)

Net assets available for benefits:
Beginning of year	399,160,315
End of year	$371,415,338
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 1.    Plan Description
General: The following brief description of the Tennant Company Retirement Savings (the Plan) is provided for general purposes only. Participants should refer to the Plan description for more complete information. The Plan is a defined-contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Benefits: The Tennant Company Retirement Savings plan offers 401(k) pre-tax deferral, matching and discretionary contributions. 401(k) post-tax (Roth) deferrals with in-plan conversion was added to the Plan effective January 1, 2015. Participant’s aggregate contributions to both pre-tax and post-tax are considered when calculating the matching contribution due.

Eligibility and payment of benefits: Any U.S. employee is eligible to participate in the 401(k) Pre and Post tax, and matching contributions immediately upon hire. Eligibility to participate in the profit sharing portion of the Plan requires completion of one year of service and, generally, employment on the last day of the Plan year. The full value of a participant’s account is payable following termination of employment under any of the following circumstances:

a.	Normal retirement at age 65

b.Retirement at any time between the ages of 55 and 65

c.Disability retirement at any age

d.Voluntary termination of employment by employee

e.Involuntary termination or layoff other than for cause

f.Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant’s accounts. Distributions are made in cash or in-kind shares of Tennant Company stock, if so elected.

In-Service Distributions are allowed prior to termination of employment under any of the following circumstances:

a.Participant reaches age 59½

b.Immediate and heavy financial need

Voting rights: Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares proportionate to the votes cast by participants on allocated shares.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 1.    Plan Description (Continued)
Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan’s terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan and sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Participant accounts: The Plan is a defined-contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings or losses, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock.

Investment options: Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in.

Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Post-tax contributions will be allowed beginning January 1, 2015 to a Roth 401(k) account. Starting January 1, 2015 the Company changed the amount employees could contribute to the Plan from 25% to 75% of their certified earnings. The Company has agreed to contribute an amount equal to 75 percent of the first 4 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company may elect to contribute a discretionary annual contribution subject to company performance and based on eligible wages. There was a 3.0 percent discretionary contribution made for the year ended December 31, 2015. Participants may also rollover amounts representing distributions from other qualified plans.

Notes from participants: Participants can request a note amount not to exceed 50 percent of the value of their account balances, less the highest outstanding note balance held in the past 12 months. Interest charged on such notes is established at a fixed rate of 2 percent above the prime rate received by Vanguard from Reuters as of the last day of the prior month. The notes are secured by the balance in the participant’s accounts and bear interest at rates that range from 5.25 percent to 9.75 percent through December 2025. Principal and interest payments are received ratably from participants through monthly payroll deductions.

Plan Restatement: On January 29, 2016 Tennant Company filed a Plan restatement with the IRS requesting a determination that the Plan satisfies the qualification requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the related trust is exempt from taxation under Section 501(a) of the Code.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 2.    Summary of Significant Accounting Policies
Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Plan. The Plan’s investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes from participants: Notes which have exceeded the cure period are considered delinquent notes and are treated as distributions based upon the terms of the plan document.

Distributions to participants: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts on a per capita basis.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2015, or will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2015 statement of net assets available for benefits.

Recently Issued Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board issued guidance that eliminates the requirements to categorize investments measured using the net asset value (NAV) practical expedient in the fair value hierarchy table (ASU 2015-07). Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. In July 2015, the Financial Accounting Standards Board issued guidance that will eliminate several disclosures within the financial statements, including investment holdings that represent 5% or more of net assets (ASU 2015-12). The new guidance will be applied retrospectively and is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The plan will adopt the changes in plan year ending December 31, 2016.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 3.    Investments
The net depreciation in fair value of investments for the year ended December 31, 2015, was as follows:

Investment in common collective trusts	$1,747,614
Investment in Tennant Company common stock	(14,328,949)
Investment in registered investment companies	(12,484,442)
$(25,065,777)

The following investments as of December 31, 2015 and 2014, represented 5 percent or more of the Plan's net assets available for benefits:

	2015	2014

Tennant Company common stock	$49,480,597	$66,310,642
Vanguard Group of Mutual Funds:
Wellington Fund	49,596,643	53,507,492
Institutional Index Fund	45,047,138	46,834,392
Prime Money Market Fund	31,524,210	34,028,516
Windsor Fund	25,012,517	29,614,208
Developed Markets Index Fund	23,988,793	22,450,160
Small-Cap Index Fund	20,506,741	23,411,912
Growth Index Fund	20,286,352	**
Metropolitan West Total Return Bond Fund	34,825,488	32,801,254

** Less than 5 percent of the Plan's net assets available for benefits

The Plan’s investments in Tennant Company stock at December 31, 2015 and 2014, are presented in the following table:

Tennant Company Common Shares	2015	2014

Number of shares	879,307	917,637
Cost	$23,562,876	$20,670,947
Market	49,480,597	66,310,642

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 4.    Fair Value Measurements

Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered investment companies: Certain investments in registered investment companies are valued at the daily closing prices as reported by the fund. Investments held by the Plan are open-ended investments that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The investments held by the Plan are deemed to be actively traded.

Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust Funds: Investments in collective trust funds are valued at the net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Participant’s transactions (purchases and sales) may occur daily. Were the plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that liquidation will be carried out in an orderly business manner.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$112,416,397	$—	$—	$112,416,397
Balanced funds (stocks and bonds)	104,276,316	—	—	104,276,316
Bond funds	34,825,488	—	—	34,825,488
International stock funds	27,919,830	—	—	27,919,830
Short-term reserves	31,524,210	—	—	31,524,210
Tennant Company common stock	49,480,597	—	—	49,480,597
Total investment assets at fair value	$360,442,838	$—	$—	$360,442,838

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$120,948,670	$—	$—	$120,948,670
Balanced funds (stocks and bonds)	53,507,492	—	—	53,507,492
Bond funds	32,801,254	—	—	32,801,254
International stock funds	26,363,822	—	—	26,363,822
Short-term reserves	34,028,516	—	—	34,028,516
Collected Trust Funds
Balanced funds (stocks and bonds)	—	54,773,811	—	54,773,811
Tennant Company common stock	66,310,642	—	—	66,310,642
Total investment assets at fair value	$333,960,396	$54,773,811	$—	$388,734,207

Note 5.    Party-in-Interest Transactions

The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 6.    Tax Status
The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated September 18, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 7. Delinquent Contributions

During 2015, certain manual checks were processed outside the payroll system, as a result the impact participant's contributions to the Plan were not made until calendar year 2016.

Tennant Company Retirement Savings Plan
EIN 41-0572550 Plan #001
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51*
Participant Contributions Transferred Late to the plan for year ended 12/31/15	$—	$3,976	$—	$—

Tennant Company Retirement Savings Plan
EIN 41-0572550 Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2015

	Description of Investment, Including Maturity
	Date, Rate of Interest, Collateral, Par or
Identity of Issuer, Lessor or Similar Party	Maturity Value **	Current Value
Registered investment companies:
Vanguard Wellington Fund*	Mutual fund	$49,596,643
Vanguard Institutional Index Fund*	Mutual fund	45,047,138
Metropolitan West Total Return Bond Fund	Mutual fund	34,825,488
Vanguard Prime Money Market Inst*	Mutual fund	31,524,210
Vanguard Windsor Fund*	Mutual fund	25,012,517
Vanguard Devel Markets IDX IST*	Mutual fund	23,988,793
Vanguard Small-Cap Index Fund*	Mutual fund	20,506,741
Vanguard Growth Index Fund*	Mutual fund	20,286,352
Vanguard Institutional Target Retirement 2020 Fund*	Mutual fund	7,989,075
Vanguard Institutional Target Retirement 2025 Fund*	Mutual fund	7,735,853
Vanguard Institutional Target Retirement 2030 Fund*	Mutual fund	7,453,453
Vanguard Institutional Target Retirement 2035 Fund*	Mutual fund	6,721,136
Vanguard Institutional Target Retirement 2015 Fund*	Mutual fund	5,429,186
Vanguard Institutional Target Retirement 2045 Fund*	Mutual fund	5,286,424
Vanguard Institutional Target Retirement 2040 Fund*	Mutual fund	4,829,632
DFA Emerging Markets Core Equity Port	Mutual fund	3,931,037
Vanguard Institutional Target Retirement 2050 Fund*	Mutual fund	3,383,469
Vanguard Institutional Target Retirement Income Fund*	Mutual fund	2,938,424
Vanguard Institutional Target Retirement 2010 Fund*	Mutual fund	2,128,438
GMO Benchmark FR ALLOC SER FD R6	Mutual fund	1,563,649
Vanguard Institutional Target Retirement 2055 Fund*	Mutual fund	583,459
Vanguard Institutional Target Retirement 2060 Fund*	Mutual fund	201,124
		310,962,241

Tennant Company common stock*	Common stock, 879,307 shares, par value
	$0.375; cost is $23,562,876	49,480,597
Participants	Notes from participants, ranging between
	5.25% and 9.75%, maturing through
	December 2025	6,826,365
		$367,269,203
*Represents party in interest.
**Cost information for participant-directed investments is not required.

EXHIBIT

Item #	Description
23	Consent of Independent Registered Public Accounting Firm — CliftonLarsonAllen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY RETIREMENT SAVINGS PLAN

Date:	June 28, 2016	/s/ Vicki L. Haugen
Vicki L. Haugen
Retirement Benefits Committee